July 27, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew Blume

Re:	Plug Power Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed May 14, 2021

Form 8-K filed November 9, 2020

File No. 001-34392

Dear Mr. Blume:

On behalf of Plug Power Inc. (the “Company”), we acknowledge receipt of a comment letter from the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), dated July 16, 2021, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Form 8-K filed on November 9, 2020 (the “Comment Letter”).

As communicated with the Staff, in light of the Company’s commitment to getting its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 timely on file with the SEC, the Company respectfully requests an extension of the Staff’s deadline to submit its response to August 20, 2021.

We appreciate the Staff’s accommodation in extending the deadline for the Company. If you have any questions, please do not hesitate to call me at 518-738-0281 or Gerard L. Conway, Jr. at 518-738-0970.

PLUG POWER INC.

By:	/s/ Paul B. Middleton
Name:	Paul B. Middleton
Title:	Chief Financial Officer

cc:     Robert P. Whalen, Jr., Goodwin Procter LLP